 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* RUBIN, SHELLY (Last) (First) (Middle) 1601 Washington Avenue, 8th Floor (Street) Miami Beach, FL 33139 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol LNR Property Corporation LNR 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 04/01/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Vice President and Chief Financial Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
COMMON STOCK	04/01/2003		X		1,215	A	$28.8000		D
COMMON STOCK	04/01/2003		O		2,083	A	$36.0000	25,234	D
COMMON STOCK								$191	I	By Savings Plan
RESTRICTED COMMON STOCK (1)								$17,500	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
STOCK PURCHASE AGREEMENT	$28.8000	04/01/2003		X			1,215	04/01/2002	04/01/2003	COMMON STOCK	1,215		$0	D
STOCK PURCHASE AGREEMENT (2)	$36.0000	04/01/2003		O			2,083	04/01/2003	04/01/2004	COMMON STOCK	2,083		$2,084	D
COMMON STOCK OPTIONS	$24.8125							10/31/1998	10/30/2007	COMMON STOCK	37,500		$37,500	D
COMMON STOCK OPTIONS	$17.3125							01/01/1999	12/14/2007	COMMON STOCK	26,250		$26,250	D
COMMON STOCK OPTIONS	$18.1563							01/28/2001	01/27/2010	COMMON STOCK	10,000		$10,000	D
COMMON STOCK OPTIONS	$26.8438							01/17/2002	01/16/2011	COMMON STOCK	10,000		$10,000	D
COMMON STOCK OPTIONS	$31.3000							01/02/2003	01/01/2012	COMMON STOCK	10,000		$10,000	D

Explanation of Responses:

FOOTNOTE Descriptions for LNR Property Corporation LNR

Form 4 - April 2003

Shelly Rubin
1601 Washington Avenue, 8th Floor

Miami Beach, FL 33139

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Explanation of responses:

(1)   Restricted shares held pursuant to the 2000 Stock Option and Restricted Stock Plan, with 5,000 shares vesting on each of 01/19/2004 and 01/19/2005 and 2,500 shares vesting on each of 01/17/2004, 01/17/2005 and 01/17/2006.
(2)   Represents a signed purchase agreement under the 2001 Senior Officer Stock Purchase Plan. On April 1, 2004, Ms. Rubin will purchase 2,084 shares of LNR Property common stock.

By:	Date:
/s/ Steve Bjerke as Attorney-In-Fact	04/03/2003
Steve Bjerke as Attorney-In-Fact for SHELLY RUBIN
** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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